SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding 2018 first EGM poll results of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          An announcement regarding list of directors and their roles and function;

Each made by the Registrant on October 23, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Poll Results of the First Extraordinary General Meeting
for the year 2018

I.	Convening and Attendance of the EGM

China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") held its first extraordinary general meeting for the year 2018 (the “EGM” or the "Meeting") at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC at 9 a.m. on 23 October 2018.

1. Number of shareholders and authorised proxies attending the EGM	296
of which: A shares	293
H shares	3
2. Total number of valid voting shares held by the attending shareholders or proxies	106,645,649,821
of which: A shares	90,114,714,965
H shares	16,530,934,856
3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the EGM (%)	88.085062
of which: A shares	74.431168
H shares	13.653894

As at the registration date (21 September 2018), the total number of shares issued by the Company was 121,071,209,646 shares. As disclosed in the circular dated 7 September 2018, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and the Share Listing Rules of Shanghai Stock Exchange, China Petrochemical Corporation and its associate (holding

83,862,377,393 shares of the Company in total) were required to, and did, abstain from voting in relation to Resolution No.2 proposed at the EGM. Accordingly, the total number of shares of the Company entitling their shareholders to attend and vote for or against Resolution No.1 and Resolution No.2 proposed at the EGM was 121,071,209,646 shares and 37,208,832,253 shares, respectively. There were no other shares entitling the shareholders to attend and abstain from voting in favor of the resolutions proposed at the EGM.

The EGM was convened by the Board of Directors of Sinopec Corp. (the “Board”) and chaired by Mr. Dai Houliang, Chairman of the Board. The Company has 10 Directors and 8 Supervisors as of the time of the EGM. Mr. Ling Yiqun, Mr. Li Yong, both as Directors, and Mr. Tang Min, as Independent Non-executive Director attended the EGM; Mr. Li Yunpeng, Mr. Ma Yongsheng, Mr. Liu Zhongyun, all as Directors, and Mr. Fan Gang, Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, all as Independent Non-executive Directors, did not attend the EGM due to official duties. Mr. Zhao Dong, Chairman of the Board of Supervisors of Sinopec Corp., Mr. Yang Changjiang, Mr. Zhang Baolong, Mr. Zhou Hengyou, Mr. Yu Renming, Mr. Yu Xizhi, all as Supervisors, attended the EGM. Mr. Jiang Zhenying and Mr. Zou Huiping, both as Supervisors, did not attend the EGM due to official duties. Mr. Zhao Rifeng, as Vice President, was present at the EGM. Mr. Huang Wensheng, Vice President and the Secretary to the Board, attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the People’s Republic of China and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Poll Results of the Meeting

Ordinary Resolutions:

1.	To consider and approve the resolution in relation to the election of Mr. Yu Baocai as a director of the Company
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A Share	90,041,738,042	99.919018	12,999,422	0.080982
H Share	16,081,571,311	97.281681	449,363,545	2.718319
Total	106,123,309,353	99.566205	462,362,967	0.433795

2.	To consider and approve the resolution in relation to Continuing Connected Transactions for the three years ending 31 December 2021 and relevant authorisations, in particular:

(a)	the renewal of Continuing Connected Transactions for the three years ending 31 December 2021 (including their respective relevant proposed caps) be and are hereby approved;
(b)	the Fifth Continuing Connected Transactions Supplemental Agreement entered into between Sinopec Corp. and China Petrochemical Corporation be and is hereby approved, ratified and confirmed;
(c)
Director Mr. Ma Yongsheng, be and is hereby authorised to sign or execute such other documents or supplemental agreements or deeds on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolution(s) as necessary or desirable.

Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A Share	6,596,228,152	96.925137	209,259,020	3.074863
H Share	9,710,063,097	58.764745	6,813,556,759	41.235255
Total	16,306,291,249	69.896766	7,022,815,779	30.103234

III.	Witness by Lawyers

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion confirming that the convening of and the procedures for holding the EGM, the eligibility of the convenor of the EGM, the eligibility of the shareholders (or their proxies) attending the EGM, and the voting procedures at the EGM, were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the EGM were valid.

In accordance with the requirements of the HK Listing Rules, Hong Kong Registrars Limited, the H share registrar of the Company, was appointed as the scrutineer in respect of the voting at the EGM.

IV.	Documents for Inspection
1.	The Resolutions passed at the EGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal;
2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
23 October 2018

As of the date of this announcement, Directors of Sinopec Corp. are: Dai Houliang# , Li Yunpeng* ,Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Dai Houliang (Chairman)
•	Ma Yongsheng
•	Ling Yiqun
•	Liu Zhongyun

Non–Executive Directors
•	Li Yunpeng
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Fan Gang
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee

Function	Name
Chairman	Dai Houliang
Member	Ma Yongsheng
Ling Yiqun
Liu Zhongyun
Fan Gang
Cai Hongbin

Audit Committee

Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Yunpeng
Ng, Kar Ling Johnny

Nomination Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Fan Gang

Beijing, 23 October 2018
As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Yu Baocai*, Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 24, 2018